FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒          Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐          No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 8, 2018;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2018; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2018.

November 8, 2018

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2018

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2018. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a wholly owned subsidiary since June 22, 2018.

Third quarter 2018 highlights

•                               Revenues: $1.06 billion, up $17.6 million (1.7%) from the third quarter of 2017.

•                               Adjusted EBITDA:1 $465.4 million, up $33.4 million (7.7%).

•                               Net income attributable to shareholders: $186.7 million ($0.80 per basic share) in the third quarter of 2018, compared with $178.4 million ($0.74 per basic share) in the same period of 2017, a favourable variance of $8.3 million ($0.06 per basic share).

•                               Adjusted income from continuing operating activities:2 $142.0 million ($0.61 per basic share) in the third quarter of 2018, compared with $103.7 million ($0.43 per basic share) in the same period of 2017, an increase of $38.3 million ($0.18 per basic share) or 36.9%.

•                               The Telecommunications segment grew its revenues by $30.2 million (3.6%) and its adjusted EBITDA by $35.6 million (9.1%) in the third quarter of 2018.

•                               Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($18.8 million or 15.7%), Internet access ($11.3 million or 4.3%) and the Club illico over-the-top video service (“Club illico”) ($1.8 million or 17.8%) in the third quarter of 2018.

•                               Videotron’s total average billing per unit3 (“ABPU”) was $49.70 in the third quarter of 2018, compared with $48.50 in the same period of 2017, a $1.20 (2.5%) increase. Mobile ABPU was $54.28 in the third quarter of 2018, compared with $53.34 in the same period of 2017, a $0.94 (1.8%) increase.

•                               There was a net increase of 56,500 revenue generating units3 (“RGU”) (0.9%) in the third quarter of 2018, including 41,500 connections to the mobile telephony service (3.8%), 23,400 subscriptions to the cable Internet access service (1.4%) and 11,000 memberships in Club illico (2.8%).

•                               On August 21, 2018, the Corporation issued a notice of redemption on October 12, 2018, of all its remaining outstanding 4.125% convertible debentures due October 15, 2018, for a total aggregate principal amount of $362.5 million. Pursuant to the terms of the convertible debentures, the Corporation elected to exercise its share redemption payment right with respect to the entire outstanding debentures. Consequently, Quebecor issued and delivered 30,129,869 Class B Shares to the holders on October 12, 2018.

•                               On October 16, 2018, Quebecor announced that Manon Brouillette will step down as President and Chief Executive Officer of Videotron on December 31, 2018 for personal reasons. Ms. Brouillette’s name will be submitted to the Corporation’s Human Resources Committee and Corporate Governance Committee in 2019 for appointment to Quebecor’s Board of Directors.

1              See “Adjusted EBITDA” under “Definitions.”

2              See “Adjusted income from continuing operating activities” under “Definitions.”

3              See “Key performance indicators” under “Definitions.”

“Quebecor posted solid financial results again in the third quarter of 2018, still driven by Videotron’s excellent performance,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Adjusted income from continuing operating activities was up $38.3 million or 36.9%, reflecting the increase in our interest in the income of Quebecor Media, which became a wholly owned subsidiary on June 22, 2018, combined with the increase in Videotron’s profitability. We are constantly striving to stay at the forefront of trends and technological innovations in order to position ourselves for the future. For example, we recently launched QUB radio, our first digital radio station. It marks the beginning of a new era in Québec radio and confirms our status as a Canadian digital media leader. QUB radio is already a resounding success, with more than 100,000 downloads in less than two weeks since it launched. Quebecor also acquired LC Media Inc, owner of the authoritative car guide, Le Guide de l’auto, which has made a successful shift to digital and is drawing 1.5 million unique visitors monthly to its websites guideautoweb.com and carguideweb.com. The addition of these two powerhouses to our digital space will support our convergence strategy.”

“Subscriber connections to our mobile telephony and Internet access services increased by 130,400, or 13.2%, and 43,400, or 2.6%, respectively, during the 12-month period ended September 30, 2018,” said Manon Brouillette, President and Chief Executive Officer of Videotron. “These strong results highlight our ability to stand out in a competitive marketplace, and to offer products and services tailored to fast-changing consumer habits. For example, in the third quarter of 2018 we launched Fizz, a new mobile carrier and Internet service provider that delivers a fully digital experience, promotes simplicity and user autonomy, and offers its members advantageous plans. This innovative offering aims to increase our market penetration among digital natives and new mobile users. It is also noteworthy that our mobile telephony service will pass our cable telephony service in total number of subscriber connections in the fourth quarter of 2018, demonstrating the success of our strategy and our ability to reinvent ourselves. We are also continuing to invest in the roll-out of our Helix platform, based on our partner Comcast Corporation’s XFINITY X1 platform. Helix will offer innovative, integrated technology that is in sync with consumers and their connected lives. It will feature voice control and will support, among other things, smarter Wi-Fi, an advanced IP-based television experience, and an entirely new line of home automation products and services.

“Videotron’s success and market stature are holding strong. Among other things, since 2016 we have been a partner in the Open-Air Laboratory for Smart Living in the heart of Montréal’s Quartier de l’innovation, which is home to a series of innovative projects and has now been recognized by the Québec government as a Centre of Excellence for Next-Generation Evolved Network and Internet of Things. In a sign that our efforts to address the needs of younger customers are paying off, Videotron was ranked the coolest telecom by Quebecers aged 13 to 34 in the first Léger youth poll.

“Club illico, a Québec leader in subscription video on demand, recently celebrated its fifth birthday and used the occasion to announce the arrival of 9 original series and some 20 exclusive acquisitions in the coming months. Club illico has been a resounding success, with more than 350 million views since launch. Its revenues were up 17.8% in the third quarter of 2018,” Ms. Brouillette noted.

“TVA Group Inc.’s (“TVA Group”) adjusted EBITDA decreased in the third quarter of 2018, mainly because of lower advertising revenues and soundstage and equipment rental revenues,” said France Lauzière, President and Chief Executive Officer of TVA Group. “Our moves to cut operating costs in recent quarters did not entirely make up for the decline in revenues. At the same time, TVA Group’s market share increased by 1.0 point compared with the same period of 2017, largely because of the strong performance of the specialty channels, particularly LCN, which gained a significant 0.7 points. Our Québec election night coverage on TVA and LCN was watched by up to 2.1 million people, an all-time record.”

“The customer remains the cornerstone of all our business strategies and initiatives. We make every effort to deliver the best products and services in order to exceed customer expectations, position ourselves for sustainable growth and generate returns for our shareholders,” Pierre Karl Péladeau added.

“Last but not least, I thank Manon Brouillette for her major role in Videotron’s success over the past 14 years and her contribution to Quebecor’s business plan. Manon is a builder with a keen strategic vision and she has also assembled an exceptional team. I’m very pleased by the prospect that Quebecor will continue to have the benefit of her vast expertise as a director of the Corporation,” Pierre Karl Péladeau concluded.

Table 1

Quebecor third quarter financial highlights, 2014 to 2018

(in millions of Canadian dollars, except per share data)	2018	2017	2016	2015	2014

Revenues	$1,058.2	$1,040.6	$1,017.7	$981.1	$897.9
Adjusted EBITDA	465.4	432.0	415.1	404.4	373.9
Income from continuing operating activities attributable to shareholders	186.7	173.6	6.8	94.3	16.4
Net income attributable to Shareholders	186.7	178.4	6.8	92.4	51.7
Adjusted income from continuing operating activities	142.0	103.7	98.3	81.3	64.7
Per basic share:
Income from continuing operating activities attributable to shareholders	0.80	0.72	0.03	0.38	0.07
Net income attributable to Shareholders	0.80	0.74	0.03	0.38	0.21
Adjusted income from continuing operating activities	0.61	0.43	0.40	0.33	0.26

Changes in Accounting Policies

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules and details of the retroactive adjustments to comparative data are provided in note 2 to Quebecor’s condensed consolidated financial statements for the third quarter of 2018 and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Definitions” below.

Tables 2 and 3 below present segmented revenues and adjusted EBITDA for the last eight quarters, restated to reflect the retroactive application of IFRS 15.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016

Telecommunications	$859.8	$847.2	$823.4	$846.3	$829.6	$826.6	$805.0	$822.4
Media	170.9	186.5	173.2	199.5	186.8	199.5	184.1	222.2
Sports and Entertainment	54.5	36.9	37.2	50.3	56.7	36.0	38.3	54.1
Head Office and Intersegment	(27.0)	(27.1)	(27.1)	(32.0)	(32.5)	(23.5)	(25.9)	(31.1)
Total	$1,058.2	$1,043.5	$1,006.7	$1,064.1	$1,040.6	$1,038.6	$1,001.5	$1,067.6

Table 3

Quebecor’s segmented adjusted EBITDA (negative adjusted EBITDA) for the past eight quarters

(in millions of Canadian dollars)	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016

Telecommunications	$425.8	$422.6	$410.5	$396.9	$390.2	$397.8	$383.9	$385.9
Media	29.6	(0.7)	(1.1)	22.4	35.7	13.4	(2.2)	25.0
Sports and Entertainment	7.2	(2.0)	(2.1)	2.3	8.3	(3.6)	(0.8)	(1.3)
Head Office	2.8	(2.8)	0.1	(1.6)	(2.2)	(3.3)	(9.0)	1.0
Total	$465.4	$417.1	$407.4	$420.0	$432.0	$404.3	$371.9	$410.6

Changes to key performance indicators

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by the new ABPU metric. ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of an RGU has also been added in the same section; the nature and calculation of the metric are unchanged.

Table 4 presents the new ABPU metric for mobile activities and all activities combined for the last eight quarters.

Table 4

Videotron’s ABPU for the past eight quarters

(in Canadian dollars)	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016

Mobile ABPU	$54.28	$53.70	$53.25	$53.56	$53.34	$53.32	$52.64	$51.96
Total ABPU	$49.70	$49.68	$48.82	$48.90	$48.50	$48.12	$47.41	$47.49

2018/2017 third quarter comparison

Revenues: $1.06 billion, an $17.6 million (1.7%) increase.

•                                Revenues increased in Telecommunications ($30.2 million or 3.6% of segment revenues).

•                                Revenues decreased in Media ($15.9 million or -8.5%) and in Sports and Entertainment ($2.2 million or -3.9%).

Adjusted EBITDA: $465.4 million, a $33.4 million (7.7%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($35.6 million or 9.1% of segment adjusted EBITDA) and there was a favourable variance at Head Office ($5.0 million) due to lower compensation costs, including the stock-based compensation charge.

•                                There was an unfavourable variance in Media ($6.1 million or -17.1%) and in Sports and Entertainment ($1.1 million or -13.3%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $1.0 million favourable variance in the stock-based compensation charge in the third quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $3.0 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2018.

Net income attributable to shareholders: $186.7 million ($0.80 per basic share) in the third quarter of 2018, compared with $178.4 million ($0.74 per basic share) in the same period of 2017, a favourable variance of $8.3 million ($0.06 per basic share).

•                                The main favourable variances were:

•                      $134.7 million favourable variance in gains and losses on valuation and translation of financial instruments, including $134.5 million without any tax consequences;

•                       $50.6 million favourable variance in non-controlling interest;

•                      $43.5 million favourable variance related to impairment of goodwill and other assets;

•                       $33.4 million increase in adjusted EBITDA;

•                      $17.8 million decrease in the income tax expense.

•                                The main unfavourable variances were:

•                       $243.1 million gain on the sale of a spectrum licence recognized in the third quarter of 2017, including $121.6 million without any tax consequences;

•                       $9.2 million increase in financial expenses;

•                       $6.9 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                       $6.6 million increase in the depreciation and amortization charge;

•                       $5.9 million unfavourable variance in income from discontinued operations.

Adjusted income from continuing operating activities: $142.0 million ($0.61 per basic share) in the third quarter of 2018, compared with $103.7 million ($0.43 per basic share) in the same period of 2017, an increase of $38.3 million ($0.18 per basic share) or 36.9%.

2018/2017 year-to-date comparison

Revenues: $3.11 billion, a $27.7 million (0.9%) increase.

•                                Revenues increased in Telecommunications ($69.2 million or 2.8% of segment revenues).

•                                Revenues decreased in Media ($39.8 million or -7.0%) and in Sports and Entertainment ($2.4 million or -1.8%).

Adjusted EBITDA: $1.29 billion, an $81.7 million (6.8%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($87.0 million or 7.4% of segment adjusted EBITDA). There was a favourable variance at Head Office ($14.6 million), mainly due to lower compensation costs.

•                                There was an unfavourable variance in Media ($19.1 million or -40.7%) and in Sports and Entertainment ($0.8 million or -20.5%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.0 million favourable variance in the stock-based compensation charge in the first nine months of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $4.1 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2018.

Net income attributable to shareholders: $284.7 million ($1.22 per basic share) in the first nine months of 2018, compared with $320.1 million ($1.32 per basic share) in the same period of 2017, a decrease of $35.4 million ($0.10 per basic share).

•                                The main unfavourable variances were:

•                      $330.9 million gain on the sale of spectrum licences recognized in the first nine months of 2017, including $165.5 million without any tax consequences;

•                       $23.6 million increase in the depreciation and amortization charge;

•                      $14.8 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                      $14.3 million unfavourable variance in income from discontinued operations;

•                      $7.9 million increase in financial expenses;

•                      $7.5 million increase in the income tax expense.

•                                The main favourable variances were:

•                      $141.0 million favourable variance in gains on valuation and translation of financial instruments, including $140.6 million without any tax consequences;

•                      $81.7 million increase in adjusted EBITDA;

•                      $81.5 million favourable variance in non-controlling interest;

•                      $43.8 million favourable variance in impairment of goodwill and other assets;

•                       $15.6 million favourable variance in the loss on debt refinancing.

Adjusted income from continuing operating activities: $337.8 million ($1.44 per basic share) in the first nine months of 2018, compared with $267.2 million ($1.10 per basic share) in the same period of 2017, an increase of $70.6 million ($0.34 per basic share) or 26.4%.

Financial transactions

•                                On August 21, 2018, the Corporation issued a notice of redemption on October 12, 2018, of all its remaining outstanding 4.125% convertible debentures due October 15, 2018, for a total aggregate principal amount of $362.5 million. Pursuant to the terms of the convertible debentures, the Corporation elected to exercise its share redemption payment right with respect to the entire outstanding debentures. Consequently, Quebecor issued and delivered 30,129,869 Class B Shares to the holders on October 12, 2018.

Normal course issuer bid

On November 15, 2017, the Corporation carried out a two-for-one split of its outstanding Class A Multiple Voting Shares (“Class A Shares”) and Class B Shares. Accordingly, holders of the Corporation’s shares received an additional share for each share owned on the record date of November 15, 2017.

On August 8, 2018, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 7,800,000 Class B Shares, representing approximately 5.0% of issued and outstanding Class B Shares as of August 1, 2018. The purchases can be made from August 15, 2018 to August 14, 2019 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange (“TSX”) or other alternative trading systems. All the repurchased shares will be cancelled.

On August 9, 2018, the Corporation announced that it had entered into an automatic securities purchase plan (“the plan”), as of August 10, 2018, with a designated broker under its normal course issuer bid, whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases are made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases are made at the discretion of the Corporation’s management. The plan received prior approval from the TSX. It came into effect on August 15, 2018 and terminates on the same date as the normal course issuer bid.

In the first nine months of 2018, the Corporation purchased and cancelled 7,535,300 Class B Shares for a total cash consideration of $186.3 million (3,083,000 Class B Shares for a total cash consideration of $66.9 million in the first nine months of 2017). The $171.9 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($61.1 million in the first nine months of 2017).

During the first nine months of 2018, 100,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $1.3 million. Following this transaction, the contributed surplus was increased by $1.2 million and the stock option plan liability was reduced by the same amount.

Dividend

On November 7, 2018, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on Class A Shares and Class B Shares payable on December 18, 2018 to shareholders of record as of the record date of November 23, 2018. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2018 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2018 results on November 8, 2018, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from November 8, 2018 to February 9, 2019 by dialling 1 877 293-8133, conference number 1238573, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2017.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 8, 2018 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:

Jean-François Pruneau	Communications Department
Senior Vice President and Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
jean-francois.pruneau@quebecor.com	514 380-4572
514 380-4144

DEFINITIONS

On a transitional basis and to clarify the impact of the retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies,” columns have been added to the calculation and reconciliation tables for financial measures not defined in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017 based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gains and losses on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 5 below provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 5

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]				Without IFRS 15[2]
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$425.8	$390.2	$1,258.9	$1,171.9	$415.1	$379.3	$1,252.8	$1,145.2
Media	29.6	35.7	27.8	46.9	29.6	35.7	27.8	46.9
Sports and Entertainment	7.2	8.3	3.1	3.9	7.2	8.3	3.1	3.9
Head Office	2.8	(2.2)	0.1	(14.5)	2.8	(2.2)	0.1	(14.5)
	465.4	432.0	1,289.9	1,208.2	454.7	421.1	1,283.8	1,181.5
Depreciation and amortization	(181.8)	(175.2)	(541.9)	(518.3)	(181.8)	(175.2)	(541.9)	(518.3)
Financial expenses	(84.7)	(75.5)	(239.4)	(231.5)	(84.7)	(75.5)	(239.4)	(231.5)
Gain (loss) on valuation and translation of financial instruments	54.5	(80.2)	(50.7)	(191.7)	54.5	(80.2)	(50.7)	(191.7)
Restructuring of operations, litigation and other items	(13.6)	(6.7)	(22.1)	(7.3)	(13.6)	(6.7)	(22.1)	(7.3)
Gain on sale of spectrum licences	—	243.1	—	330.9	—	243.1	—	330.9
Impairment of goodwill and other assets	—	(43.5)	—	(43.8)	—	(43.5)	—	(43.8)
Loss on debt refinancing	—	—	—	(15.6)	—	—	—	(15.6)
Income taxes	(48.8)	(66.6)	(116.4)	(108.9)	(48.8)	(66.6)	(116.4)	(108.9)
Income from discontinued operations	—	5.9	—	14.3	—	5.9	—	14.3
Impact of IFRS 15	—	—	—	—	10.7	10.9	6.1	26.7
Net income	$191.0	$233.3	$319.4	$436.3	$191.0	$233.3	$319.4	$436.3

1              Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gains and losses on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments, and before income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]				Without IFRS 15[2]
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted income from continuing operating activities	$142.0	$103.7	$337.8	$267.2	$134.2	$97.2	$332.5	$251.2
Gain (loss) on valuation and translation of financial instruments	54.5	(80.2)	(50.7)	(191.7)	54.5	(80.2)	(50.7)	(191.7)
Restructuring of operations, litigation and other items	(13.6)	(6.7)	(22.1)	(7.3)	(13.6)	(6.7)	(22.1)	(7.3)
Gain on sale of spectrum licences	—	243.1	—	330.9	—	243.1	—	330.9
Impairment of goodwill and other assets	—	(43.5)	—	(43.8)	—	(43.5)	—	(43.8)
Loss on debt refinancing	—	—	—	(15.6)	—	—	—	(15.6)
Income taxes related to adjustments[3]	3.4	(19.3)	17.9	13.1	3.4	(19.3)	17.9	13.1
Net income attributable to non-controlling interest related to adjustments	0.4	(23.5)	1.8	(44.3)	0.4	(23.5)	1.8	(44.3)
Discontinued operations	—	4.8	—	11.6	—	4.8	—	11.6
Impact of IFRS 15	—	—	—	—	7.8	6.5	5.3	16.0
Net income attributable to shareholders	$186.7	$178.4	$284.7	$320.1	$186.7	$178.4	$284.7	$320.1

1              Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3              Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars, except for earnings per share data)	September 30		September 30
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Revenues	$1,058.2	$1,040.6	$3,108.4	$3,080.7

Employee costs	163.7	170.7	526.1	539.8
Purchase of goods and services	429.1	437.9	1,292.4	1,332.7
Depreciation and amortization	181.8	175.2	541.9	518.3
Financial expenses	84.7	75.5	239.4	231.5
(Gain) loss on valuation and translation of financial instruments	(54.5)	80.2	50.7	191.7
Restructuring of operations, litigation and other items	13.6	6.7	22.1	7.3
Gain on sale of spectrum licences	—	(243.1)	—	(330.9)
Impairment of goodwill and other assets	—	43.5	—	43.8
Loss on debt refinancing	—	—	—	15.6

Income before income taxes	239.8	294.0	435.8	530.9

Income taxes (recovery):
Current	50.5	2.4	153.2	14.5
Deferred	(1.7)	64.2	(36.8)	94.4

	48.8	66.6	116.4	108.9

Income from continuing operations	191.0	227.4	319.4	422.0

Income from discontinued operations	—	5.9	—	14.3

Net income	$191.0	$233.3	$319.4	$436.3

Income from continuing operations attributable to
Shareholders	$186.7	$173.6	$284.7	$308.5
Non-controlling interests	4.3	53.8	34.7	113.5

Net income attributable to
Shareholders	$186.7	$178.4	$284.7	$320.1
Non-controlling interests	4.3	54.9	34.7	116.2

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.80	$0.72	$1.22	$1.27
From discontinued operations	—	0.02	—	0.05
Net income	0.80	0.74	1.22	1.32
Diluted:
From continuing operations	$0.50	$0.72	$1.18	$1.27
From discontinued operations	—	0.02	—	0.05
Net income	0.50	0.74	1.18	1.32

Weighted average number of shares outstanding (in millions)	232.8	241.4	234.1	242.5
Weighted average number of diluted shares (in millions)	268.8	241.8	240.0	242.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Income from continuing operations	$191.0	$227.4	$319.4	$422.0

Other comprehensive (loss) income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(0.4)	35.8	(44.8)	63.8
Deferred income taxes	3.0	0.5	5.1	25.5

	2.6	36.3	(39.7)	89.3
Comprehensive income from continuing operations	193.6	263.7	279.7	511.3

Income from discontinued operations	—	5.9	—	14.3
Comprehensive income	$193.6	$269.6	$279.7	$525.6

Comprehensive income from continuing operations attributable to
Shareholders	$189.3	$203.1	$252.6	$381.1
Non-controlling interests	4.3	60.6	27.1	130.2

Comprehensive income attributable to
Shareholders	$189.3	$207.9	$252.6	$392.7
Non-controlling interests	4.3	61.7	27.1	132.9

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended September 30, 2018
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$859.8	$170.9	$54.5	$(27.0)	$1,058.2

Employee costs	91.9	54.7	10.1	7.0	163.7
Purchase of goods and services	342.1	86.6	37.2	(36.8)	429.1
Adjusted EBITDA[1]	425.8	29.6	7.2	2.8	465.4

Depreciation and amortization					181.8
Financial expenses					84.7
Gain on valuation and translation of financial instruments					(54.5)
Restructuring of operations, litigation and other items					13.6
Income before income taxes					$239.8

Additions to property, plant and equipment	$129.8	$8.2	$0.2	$0.7	$138.9
Additions to intangible assets	29.1	1.1	0.9	0.7	31.8

	Three months ended September 30, 2017
	(restated)
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$829.6	$186.8	$56.7	$(32.5)	$1,040.6

Employee costs	92.7	56.0	9.7	12.3	170.7
Purchase of goods and services	346.7	95.1	38.7	(42.6)	437.9
Adjusted EBITDA[1]	390.2	35.7	8.3	(2.2)	432.0

Depreciation and amortization					175.2
Financial expenses					75.5
Loss on valuation and translation of financial instruments					80.2
Restructuring of operations, litigation and other items					6.7
Gain on sale of spectrum licences					(243.1)
Impairment of goodwill and other assets					43.5
Income before income taxes					$294.0

Additions to property, plant and equipment	$132.9	$9.3	$0.3	$—	$142.5
Additions to intangible assets	28.6	0.5	0.9	0.5	30.5

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Nine months ended September 30, 2018
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$2,530.4	$530.6	$128.6	$(81.2)	$3,108.4

Employee costs	291.7	176.9	29.5	28.0	526.1
Purchase of goods and services	979.8	325.9	96.0	(109.3)	1,292.4
Adjusted EBITDA[1]	1,258.9	27.8	3.1	0.1	1,289.9

Depreciation and amortization					541.9
Financial expenses					239.4
Loss on valuation and translation of financial instruments					50.7
Restructuring of operations, litigation and other items					22.1
Income before income taxes					$435.8

Additions to property, plant and equipment	$392.3	$18.8	$0.7	$6.1	$417.9
Additions to intangible assets	120.7	3.6	2.7	0.3	127.3

	Nine months ended September 30, 2017
	(restated)
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$2,461.2	$570.4	$131.0	$(81.9)	$3,080.7

Employee costs	291.6	176.8	28.4	43.0	539.8
Purchase of goods and services	997.7	346.7	98.7	(110.4)	1,332.7
Adjusted EBITDA[1]	1,171.9	46.9	3.9	(14.5)	1,208.2

Depreciation and amortization					518.3
Financial expenses					231.5
Loss on valuation and translation of financial instruments					191.7
Restructuring of operations, litigation and other items					7.3
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and other assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$530.9

Additions to property, plant and equipment	$441.9	$22.0	$0.9	$0.4	$465.2
Additions to intangible assets	87.0	2.6	2.5	1.5	93.6

1     The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

					Equity
	Equity attributable to shareholders				attributable
			Retained	Accumulated	to non-
(in millions of Canadian dollars)	Capital	Contributed	earnings	other comprehensive	controlling	Total
(unaudited)	stock	surplus	(deficit)	loss	interests	equity

Balance as of December 31, 2016, as previously reported	$323.3	$2.3	$235.7	$(106.1)	$392.0	$847.2
Changes in accounting policies	—	—	143.7	—	33.6	177.3
Balance as of December 31, 2016, as restated	323.3	2.3	379.4	(106.1)	425.6	1,024.5
Net income	—	—	320.1	—	116.2	436.3
Other comprehensive income	—	—	—	72.6	16.7	89.3
Issuance of Class B Shares	1.1	1.2	—	—	—	2.3
Dividends or distributions	—	—	(18.8)	—	(14.1)	(32.9)
Repurchase of Class B Shares	(5.8)	—	(61.1)	—	—	(66.9)
Non-controlling interests acquisition	—	—	(25.7)	(0.4)	(17.8)	(43.9)
Balance as of September 30, 2017	318.6	3.5	593.9	(33.9)	526.6	1,408.7
Net income	—	—	70.4	—	22.0	92.4
Other comprehensive loss	—	—	—	(16.8)	(3.6)	(20.4)
Dividends or distributions	—	—	(6.5)	—	(4.6)	(11.1)
Repurchase of Class B Shares	(4.7)	—	(55.9)	—	—	(60.6)
Balance as of December 31, 2017	313.9	3.5	601.9	(50.7)	540.4	1,409.0
Net income	—	—	284.7	—	34.7	319.4
Other comprehensive loss	—	—	—	(32.1)	(7.6)	(39.7)
Issuance of Class B Shares	1.3	1.2	—	—	—	2.5
Dividends or distributions	—	—	(32.1)	—	(9.4)	(41.5)
Repurchase of Class B Shares	(14.4)	—	(171.9)	—	—	(186.3)
Non-controlling interests acquisition	—	—	(1,198.2)	(19.2)	(472.6)	(1,690.0)
Balance as of September 30, 2018	$300.8	$4.7	$(515.6)	$(102.0)	$85.5	$(226.6)

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)
Cash flows related to operating activities
Income from continuing operations	$191.0	$227.4	$319.4	$422.0
Adjustments for:
Depreciation of property, plant and equipment	155.3	148.5	463.5	440.5
Amortization of intangible assets	26.5	26.7	78.4	77.8
(Gain) loss on valuation and translation of financial instruments	(54.5)	80.2	50.7	191.7
Gain on sale of spectrum licences	—	(243.1)	—	(330.9)
Restructuring of operations and impairment of goodwill and other assets	14.9	43.5	14.9	43.8
Loss on debt refinancing	—	—	—	15.6
Amortization of financing costs and long-term debt discount	1.8	1.8	5.3	5.3
Deferred income taxes	(1.7)	64.2	(36.8)	94.4
Other	(2.6)	(0.4)	(4.2)	2.5
	330.7	348.8	891.2	962.7
Net change in non-cash balances related to operating activities	127.0	33.7	188.9	(100.0)
Cash flows provided by continuing operating activities	457.7	382.5	1,080.1	862.7
Cash flows related to investing activities
Non-controlling interests acquisition	—	(43.9)	(1,540.0)	(43.9)
Business acquisitions	(5.8)	—	(7.2)	(5.8)
Additions to property, plant and equipment	(138.9)	(142.5)	(417.9)	(465.2)
Additions to intangible assets	(31.8)	(30.5)	(127.3)	(93.6)
Proceeds from disposals of assets	4.7	432.7	6.4	618.0
Other	(0.2)	(4.5)	(1.2)	(4.7)
Cash flows (used in) provided by continuing investing activities	(172.0)	211.3	(2,087.2)	4.8
Cash flows related to financing activities
Net change in bank indebtedness	(5.6)	(7.5)	20.9	(18.9)
Net change under revolving facilities	(94.2)	92.9	546.3	(90.6)
Issuance of long-term debt, net of financing fees	—	49.8	—	844.3
Repayment of long-term debt	(3.6)	(32.7)	(16.4)	(686.5)
Repayment of convertible debentures	(86.5)	(95.2)	(158.4)	(95.2)
Settlement of hedging contracts	—	—	(0.8)	(3.2)
Issuance of Class B Shares	—	1.1	1.3	1.1
Repurchase of Class B Shares	(68.3)	(37.6)	(186.3)	(66.9)
Dividends	(12.8)	(6.7)	(32.1)	(18.8)
Dividends or distributions paid to non-controlling interests	—	(4.6)	(9.4)	(14.1)
Cash flows (used in) provided by continuing financing activities	(271.0)	(40.5)	165.1	(148.8)

Net change in cash and cash equivalents from continuing operations	14.7	553.3	(842.0)	718.7

Cash flows used in discontinued operations	—	(0.3)	—	(0.6)

Cash and cash equivalents at beginning of period	8.2	187.4	864.9	22.3
Cash and cash equivalents at end of period	$22.9	$740.4	$22.9	$740.4

Cash and cash equivalents consist of
Cash	$22.0	$738.7	$22.0	$738.7
Cash equivalents	0.9	1.7	0.9	1.7
	$22.9	$740.4	$22.9	$740.4

Interest and taxes reflected as operating activities
Cash interest payments	$47.1	$40.8	$199.6	$184.0
Cash income tax payments (net of refunds)	(4.6)	1.1	12.4	57.5

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30	December 31	December 31
(unaudited)	2018	2017	2016
		(restated)	(restated)
Assets

Current assets
Cash and cash equivalents	$22.9	$864.9	$22.3
Accounts receivable	530.3	543.4	525.4
Contract assets	136.3	132.8	106.6
Income taxes	7.4	29.3	6.9
Inventories	157.6	188.1	183.3
Other current assets	132.9	119.8	102.4
	987.4	1,878.3	946.9

Non-current assets
Property, plant and equipment	3,514.1	3,594.6	3,605.1
Intangible assets	1,046.5	983.1	1,224.0
Goodwill	2,697.9	2,695.8	2,725.4
Derivative financial instruments	634.5	591.8	809.0
Deferred income taxes	39.7	33.2	16.0
Other assets	181.6	185.1	177.1
	8,114.3	8,083.6	8,556.6
Total assets	$9,101.7	$9,961.9	$9,503.5

Liabilities and equity

Current liabilities
Bank indebtedness	$21.7	$0.8	$18.9
Accounts payable and accrued charges	734.3	738.7	705.9
Provisions	33.8	25.4	69.3
Deferred revenue	356.5	346.8	339.7
Income taxes	125.9	13.3	35.2
Convertible debentures	362.5	450.0	—
Embedded derivatives related to convertible debentures	417.9	442.2	—
Current portion of long-term debt	16.1	20.4	51.8
	2,068.7	2,037.6	1,220.8

Non-current liabilities
Long-term debt	6,152.5	5,516.2	5,616.9
Derivative financial instruments	26.0	34.1	0.3
Convertible debentures	150.0	—	500.0
Other liabilities	216.8	215.8	516.2
Deferred income taxes	714.3	749.2	624.8
	7,259.6	6,515.3	7,258.2
Equity
Capital stock	300.8	313.9	323.3
Contributed surplus	4.7	3.5	2.3
(Deficit) retained earnings	(515.6)	601.9	379.4
Accumulated other comprehensive loss	(102.0)	(50.7)	(106.1)
Equity attributable to shareholders	(312.1)	868.6	598.9
Non-controlling interests	85.5	540.4	425.6
	(226.6)	1,409.0	1,024.5

Total liabilities and equity	$9,101.7	$9,961.9	$9,503.5

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2018

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2018

Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2018	2017	2018	2017

Net income per share (basic)	$0.80	$0.74	$1.22	$1.32

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.61	$0.43	$1.44	$1.10

Reconciliation of earnings per share

	3rd Quarter		YTD
	2018	2017	2018	2017

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.61	$0.43	$1.44	$1.10

Other adjusments[1]:
Unusual items	(0.05)	0.62	(0.02)	0.95
Gains (loss) on valuation and translation of financial instruments	0.24	(0.33)	(0.20)	(0.78)
Discontinued operations	—	0.02	—	0.05
Total	0.19	0.31	(0.22)	0.22

Reported net income per share (basic)	$0.80	$0.74	$1.22	$1.32

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2018

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2019 (availability: $300)		$—
Mortgage loan due in 2022		48.8
		$48.8

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		428.5
5 3/4% Senior Notes due in 2023		1,097.2
6 5/8% Senior Notes due in 2023		500.0
		2,025.7
Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		719.9
5% Senior Notes due in 2022		1,032.6
5 3/8% Senior Notes due in 2024		774.5
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		774.5
		4,076.5
TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		55.8
		55.8

Other debt		—
Total Quebecor Media Inc.		$6,158.0
TOTAL LONG TERM DEBT		$6,206.8

Bank indebtedness - QI		0.1
Bank indebtedness - QMI		21.6
Exchangeable debentures - QI		2.1
Convertible debentures due in 2018 (cost if settled in cash at maturity) - QI 1		780.4
Convertible debentures due in 2024 (cost if settled in cash at maturity) - QI 1		144.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(665.1)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		22.9
Videotron Ltd.	$1.0
Other 100% owned subsidiaries	1.9
TVA Group Inc.	20.0
		$22.9

1       Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2018, subject to a floor price of $9.625 and a ceiling price of $12.03125 for the convertible debentures due in 2018 and subject to a floor price of $26.85 and a ceiling price of $33.5625 for the convertible debentures due in 2024.

2       Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2018

Operating Results

	2018			2017
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Revenue-Generating Units (‘000) [1]	5,955.9	5,899.4	5,900.4	5,881.1	5,846.2
Mobile Telephony Lines (‘000)	1,120.7	1,079.2	1,047.3	1,024.0	990.3
Homes Passed (‘000)	2,900.2	2,891.7	2,879.5	2,873.7	2,867.4
Cable Internet Subscribers (‘000)	1,697.5	1,674.1	1,674.6	1,666.5	1,654.1
Penetration of Homes Passed	58.5%	57.9%	58.2%	58.0%	57.7%
Basic Subscribers (‘000)	1,603.7	1,606.0	1,625.5	1,640.5	1,649.0
Penetration of Homes Passed	55.3%	55.5%	56.5%	57.1%	57.5%
Digital Set-Top Boxes (‘000)	2,881.9	2,884.2	2,910.2	2,925.6	2,867.1
Digital Subscribers (‘000)	1,603.7	1,606.0	1,625.5	1,640.5	1,603.9
Penetration of Homes Passed	55.3%	55.5%	56.5%	57.1%	55.9%
Cable Telephony Lines (‘000)	1,131.1	1,148.2	1,169.6	1,188.5	1,205.4
Penetration of Homes Passed	39.0%	39.7%	40.6%	41.4%	42.0%
Over-the-Top Video Subscribers (‘000)	402.9	391.9	383.4	361.6	347.4

	3rd Quarter			YTD
(in millions)	2018	2017	VAR	2018	2017	VAR

Revenues
Cable Television	$247.6	$252.0	-1.7%	$747.7	$756.1	-1.1%
Internet	272.0	260.7	4.3%	805.2	767.8	4.9%
Mobile Telephony	138.3	119.5	15.7%	394.9	346.3	14.0%
Cable Telephony	91.0	98.2	-7.3%	278.8	301.0	-7.4%
Business	32.4	30.9	4.9%	95.8	93.8	2.1%
Other	77.2	66.9	15.4%	203.9	191.6	6.4%
Videotron	858.5	828.2	3.7%	2,526.3	2,456.6	2.8%
Retail and Eliminations	1.3	1.4	-7.1%	4.1	4.6	-10.9%
Total Telecommunications Revenues	$859.8	$829.6	3.6%	$2,530.4	$2,461.2	2.8%

EBITDA
Videotron	$425.6	$390.0	9.1%	$1,258.1	$1,170.9	7.4%
Retail	0.2	0.2	0.0%	0.8	1.0	-20.0%
Total Telecommunications EBITDA	$425.8	$390.2	9.1%	$1,258.9	$1,171.9	7.4%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$61.0	$54.6		$169.6	$175.7
Scalable Infrastructure	37.8	32.9		136.5	143.9
Line Extensions	15.1	20.2		57.2	47.9
Upgrade / Rebuild	10.2	14.7		36.7	44.5
Support Capital and Other	34.8	39.1		113.0	116.9
Total Telecommunications	$158.9	$161.5	-1.6%	$513.0	$528.9	-3.0%

Mobile Telephony ABPU [2]	$54.28	$53.34		$53.75	$53.11
Total ABPU [2]	$49.70	$48.50		$49.40	$48.01

[1]

Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

[2]	Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per average revenue-generating unit.

MEDIA

Supplementary Disclosure

September 30, 2018

Operating Results

	3rd Quarter			YTD
	2018	2017	VAR	2018	2017	VAR

Lineage (‘000)
Paid Urban Dailies	5,031	5,590	-10.0%	16,377	17,155	-4.5%

(in millions)
Revenues
Advertising	$17.2	$21.0	-18.1%	$55.5	$63.7	-12.9%
Circulation	9.6	9.8	-2.0%	29.1	29.6	-1.7%
Digital	2.9	3.1	-6.5%	9.0	9.7	-7.2%
Other	12.0	11.2	7.1%	35.9	34.5	4.1%
Newspaper Publishing Revenues	41.7	45.1	-7.5%	129.5	137.5	-5.8%
Advertising	46.6	51.1	-8.8%	176.9	192.5	-8.1%
Subscription	31.4	32.3	-2.8%	94.4	96.7	-2.4%
Other	10.7	10.7	0.0%	33.0	32.9	0.3%
Broadcasting Revenues	88.7	94.1	-5.7%	304.3	322.1	-5.5%
Other [1]	40.5	47.6	-14.9%	96.8	110.8	-12.6%
Total Media Revenues	$170.9	$186.8	-8.5%	$530.6	$570.4	-7.0%

EBITDA
Newspaper Publishing	$2.9	$2.5	16.0%	$2.8	$3.9	-28.2%
Broadcasting	16.7	19.9	-16.1%	10.8	25.6	-57.8%
Other	10.0	13.3	-24.8%	14.2	17.4	-18.4%
Total Media EBITDA	$29.6	$35.7	-17.1%	$27.8	$46.9	-40.7%

1       Includes the publishing of magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2018

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2018

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2018, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2018 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date: November 9, 2018